REVISED SCHEDULE A

To the Amended and Restated Subadvisory Agreement, made the 26th day of January, 2009 by and between Allianz Investment Management LLC, a Minnesota limited liability company, and BlackRock Capital Management, Inc., a Delaware corporation (the “Subadvisor”).

Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedule:

Average Daily Net Assets*                                                        Rate

First $150 million                                                                           0.37%
Next $200 million                                                                           0.34%
Next $1.75 billion                                                                           0.29%
Thereafter                                                                                      0.20%
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*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate.  For example, if average daily net assets are $1.2 billion, a rate of 37 bps would apply to the first $150 million, a rate of 34 bps would apply to the next $200 million, and a rate of 29 bps would apply to the remaining $850 million.

The rates set forth above apply to the aggregate average daily net assets that are subject to the Subadvisor's investment discretion in the following fund:

                                                        AZL BlackRock Capital Appreciation Fund

Acknowledged:

ALLIANZ INVESTMENT                                                          BLACKROCK CAPITAL MANAGEMENT LLC
ANAGEMENT, INC.

By:  /s/ Brian Muench                                                                By:  /s/ Michael G. Saliba

Name:  Brian Muench                                                                 Name:   Michael G. Saliba

Title:  President                                                                           Title:  Managing Director

Updated:  March 1, 2013

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